CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price[1]	Amount of Registration Fee
Senior Floating Rate Notes due 2023	$10,000,000	$393.00

(1)           The maximum aggregate offering price relates to an additional $10,000,000 of securities offered and sold pursuant to this Amendment No. 1 to Pricing Supplement No. 662 to Registration Statement No. 333-131266.

May 2008 Amendment No. 1 dated May 29, 2008 to Pricing Supplement No. 662 Registration Statement No. 333-131266 Dated May 21, 2008 Filed pursuant to Rule 424 (b)(2)
INTEREST RATE STRUCTURED PRODUCTS
Senior Floating Rate Notes due 2023
Leveraged Callable CMS Curve Linked Notes
As further described below, interest will accrue on the notes at (i) in Years 1 - 2:  11.00% per annum and (ii) in Years 3 - maturity:  subject to our redemption right, a variable rate equal to 10 times the difference, if positive, between the 30-Year Constant Maturity Swap Rate (“30CMS”) and the 2-Year Constant Maturity Swap Rate (“2CMS”) for that interest rate payment period, as determined and reset quarterly.  The notes provide the opportunity to receive an above market interest rate in Years 1 and 2, however, the notes will not accrue any interest in any quarter in Years 3 to maturity in which 30CMS is less than or equal to 2CMS.  We have the right to redeem the notes on any interest payment date on or after June 9, 2010.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.
FINAL TERMS
Issuer:	Morgan Stanley	Issuer ratings:	Moody’s: Aa3 / S&P: AA- (each negative outlook)*
Aggregate principal amount:	$30,000,000. (Upsized from $20,000,000)
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	May 21, 2008
Original issue date:	June 9, 2008 (12 business days after the pricing date)
Maturity date:	June 9, 2023
Interest accrual date:	June 9, 2008
Reference index:	30-Year Constant Maturity Swap Rate minus 2-Year Constant Maturity Swap Rate. Please see “Additional Provisions” on page 2.
Interest:
Original issue date to but excluding June 9, 2010:   11.00% per annum
June 9, 2010 to but excluding the maturity date or any earlier redemption date (the “variable interest rate period”):
A per annum rate equal to the leverage factor times the level of the reference index
For the purpose of determining the level of the reference index applicable to an interest payment period, the level of the reference index will be the determined two (2) U.S. government securities business days prior to the related interest reset date (each an “interest determination date”).

If the reference index level on the related interest determination date is equal to or less than the strike, interest will accrue at a rate of 0.00% for that interest payment period.

Leverage factor:	10
Strike:	0.00%
Interest payment period:	Quarterly
Interest payment dates:
Each March 9, June 9, September 9 and December 9, beginning September 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	Each March 9, June 9, September 9 and December 9, beginning June 2010
Day-count convention:	30/360
Principal protection:	100%
Minimum interest rate:	0.00%
Redemption:
Beginning June 9, 2010, we have the right to redeem the notes on any interest payment date and pay to you 100% of the stated principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption.  If we decide to redeem the notes, we will give you notice at least 5 business days before the redemption date specified in the notice.

Redemption dates:	June 9, 2010, and on each interest payment date thereafter.
Specified currency:	U.S. dollars
CUSIP:	61745EJA0
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	2.50%	97.50%
Total	$30,000,000	$750,000	$29,250,000
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.
* The ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion.  Each rating should be evaluated independently of any other rating.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 1 to Prospectus Supplement dated July 24, 2007                    Prospectus dated January 25, 2006

FWP: MSPRB0707001

Senior Floating Rate Notes due 2023
Leveraged CMS Curve Linked Notes

Additional Provisions

30CMS

The 30-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time.

2CMS

The 2-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time.

CMS Rate Fallback Provisions

If 30CMS or 2CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the reference index must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 2 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

May 2008	Page 2

Senior Floating Rate Notes due 2023
Leveraged CMS Curve Linked Notes

Historical Information

The following graph sets forth the historical difference between the 30 Year swap rate and the 2 Year swap rate for the period from January 1, 1995 to May 21, 2008.  The historical difference between the 30 Year swap rate and the 2 Year swap rate should not be taken as an indication of the future performance of the reference index.  The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the leverage factor or our redemption right.  We cannot give you any assurance that the level of the reference index will be will be positive on any interest determination date during the variable interest rate period.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

Hypothetical Examples

The table below presents examples of hypothetical interest that would accrue on the notes during the variable interest rate period.  The example below is for purposes of illustration only. The actual interest payments will depend on the actual level of the reference index on each interest determination date.  The applicable interest rate for each interest payment period will be determined on a per-annum basis but will apply only to that interest payment period.  Whether or not you would receive interest at the hypothetical interest rates below would depend no whether or not we determine to exercise our redemption right prior to the interest payment period in which such interest rates would take effect.

Example	Hypothetical Reference Rate	Hypothetical Interest Rate (per annum)	Hypothetical Quarterly Interest Payment
1	-1.000%	0.00%	$0.00
2	-0.900%	0.00%	$0.00
3	-0.800%	0.00%	$0.00
4	-0.700%	0.00%	$0.00
5	-0.600%	0.00%	$0.00
6	-0.500%	0.00%	$0.00
7	-0.400%	0.00%	$0.00
8	-0.300%	0.00%	$0.00
9	-0.200%	0.00%	$0.00
10	-0.100%	0.00%	$0.00
11	0.00%	0.00%	$0.00
12	0.100%	1.00%	$2.50
13	0.200%	2.00%	$5.00
14	0.300%	3.00%	$7.50
15	0.400%	4.00%	$10.00
16	0.500%	5.00%	$12.50
17	0.600%	6.00%	$15.00
18	0.700%	7.00%	$17.50
19	0.800%	8.00%	$20.00
20	0.900%	9.00%	$22.50
21	1.000%	10.00%	$25.00

May 2008	Page 3

Senior Floating Rate Notes due 2023
Leveraged CMS Curve Linked Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in Leverage Callable CMS Curve Linked notes such as the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 2CMS, and other events that are difficult to predict and beyond the Issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

Yield Risk

▪
The Amount Of Interest Payable On The Notes Is Uncertain And Could Be 0.0%.  During the variable interest rate period, the amount of interest payable on the notes in any interest payment period will be dependent on whether and the extent to which 30CMS is greater than 2CMS on the related interest determination date.  If 2CMS is greater than or equal to 30CMS on any interest determination date, the rate of interest payable for the related interest payment period will be 0%.  As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the Issuer of comparable maturity.  The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
Early Redemption Risk.  We retain the option to redeem the notes on any interest reset date on or after June 9, 2010.  It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the reference index level during the term of the notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, you will receive no further benefit from the leverage factor and you may have to re-invest the proceeds in a lower rate environment.

Market Risk

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in the levels of 30CMS and 2CMS, (ii) volatility of 30CMS and 2CMS, (iii) changes in U.S. interest and swap rates, (iv) issuer credit quality and (v) time remaining to maturity.  Primarily, to the extent that the level of the reference index remains less than or equal to the strike, the market value of the notes may decrease and you are likely to receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated (“MS & Co.”) is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

May 2008	Page 4

Senior Floating Rate Notes due 2023
Leveraged CMS Curve Linked Notes

Liquidity Risk

▪
Secondary Trading May be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

Conflicts of Interest

▪
Issuer or Its Affiliates are Market Participants.  The issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or each of the components making up the reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪
Economic Interests of the Calculation Agent may be Potentially Adverse to the Investors. Morgan Stanley Capital Services, Inc., the calculation agent, is an affiliate of the issuer. Any determinations made by the calculation agent may affect the payout to investors.

Other

▪
The Historical Performance Of 30CMS and 2CMS Are Not An Indication Of Their Future Performance. Historical performance of 30CMS and 2CMS should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of 30CMS and 2CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.  Furthermore, the historical performance of the reference index does not reflect the return the notes would have had because it does not take into account the leverage factor or our redemption right.

▪
Issuer’s Credit Ratings may Affect the Market Value of the Notes. Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the notes.

May 2008	Page 5

Senior Floating Rate Notes due 2023
Leveraged CMS Curve Linked Notes

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on June 9, 2008, which will be the twelfth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.   We have determined that the comparable yield is a rate of 4.76% per annum, compounded quarterly and the projected payment schedule with respect to a note (assuming an issue price of $1,000) would consist of the following payments:

DATE	PROJECTED PAYMENTS	DATE	PROJECTED PAYMENTS		PROJECTED PAYMENTS
September 9, 2008	27.50	September 9, 2013	9.20	September 9, 2018	6.62
December 9, 2008	27.50	December 9, 2013	8.86	December 9, 2018	6.42
March 9, 2008	27.50	March 9, 2014	8.61	March 9, 2018	6.26
June 9, 2009	27.50	June 9, 2014	8.40	June 9, 2019	6.14
September 9, 2009	27.50	September 9, 2014	8.46	September 9, 2019	6.14
December 9, 2009	27.50	December 9, 2014	8.43	December 9, 2019	6.07
March 9, 2010	27.50	March 9, 2015	8.43	March 9, 2020	6.02
June 9, 2010	27.50	June 9, 2015	8.46	June 9, 2020	6.05
September 9, 2010	12.58	September 9, 2015	8.61	September 9, 2020	6.13
December 9, 2010	12.22	December 9, 2015	8.60	December 9, 2020	6.12
March 9, 2011	11.99	March 9, 2016	8.55	March 9, 2021	6.13
June 9, 2011	11.84	June 9, 2016	8.53	June 9, 2021	6.15
September 9, 2011	11.83	September 9, 2016	8.52	September 9, 2021	6.26
December 9, 2011	11.63	December 9, 2016	8.32	December 9, 2021	6.29
March 9, 2012	11.37	March 9, 2017	8.08	March 9, 2022	6.33
June 9, 2012	11.14	June 9, 2017	7.83	June 9, 2022	6.34
September 9, 2012	10.95	September 9, 2017	7.66	September 9, 2022	6.50
December 9, 2012	10.51	December 9, 2017	7.36	December 9, 2022	6.57
March 9, 2013	10.01	March 9, 2018	7.08	March 9, 2023	6.63
June 9, 2013	9.50	June 9, 2018	6.76	June 9, 2023	1006.70

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount (“OID”) and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments  that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Taxation — Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

May 2008	Page 6

Senior Floating Rate Notes due 2023
Leveraged CMS Curve Linked Notes

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

May 2008	Page 7